Cue Capital Limited Partnership

Financial Statements and Supplementary Schedules and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2017

Cue Capital Limited Partnership
Table of Contents
As of December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66599

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: CUE CAPITAL LIMITED PARTNERSHIP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2665 S. BAYSHORE DRIVE, SUITE 220
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE SKOURAS (305) 290-4013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S, CERTIFIED PUBLIC ACCOUNTANTS PLLC
(Name – *if individual, state last, first, middle name*)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.



OATH OR AFFIRMATION

I, GEORGE SKOURAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUE CAPITAL LIMTIED PARTNERSHIP, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

Notary Public State of Florida
Marilyn Perez
My Commission GG 119376
Expires 10/20/2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Cue Capital Limited Partnership

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cue Capital Limited Partnership (the "Company") (a limited partnership), as of December 31, 2017 and the related statement of operations, changes in partners' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 12 to 13 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cue Capital Limited Partnership as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2012.

Woodbury, New York
February 24, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Cue Capital Limited Partnership
Statement of Financial Condition
As of December 31, 2017

Assets

Current Assets

Cash and Cash Equivalents	$	93,593
Prepaid Expenses		25,725
Due from Managing Member		9,848
Total Current Assets		129,166

Long Term Assets

Property and Equipment, Net		17,671
Other Assets		1,551
Total Long Term Assets		19,222
Total Assets	$	148,388

Liabilities and Member's Equity

Current Liabilities

Accounts Payable and Accrued Expenses		58,935
Total Current Liabilities		58,935
Member's Equity		89,453
Total Liabilities and Member's Equity	$	148,388

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Operations
For the year ended December 31, 2017

Income		
Placement Fees	$	30,000
		30,000
Expenses		
Travel and entertainment		137,704
Professional fees		66,827
Occupancy		50,326
Office expense		38,156
Regulatory fees		17,963
Depreciation expense		10,696
Technology, Data & Communications		12,791
Insurance		18,414
Dues, Fees & Subscriptions		19,620
Other		9,374
Taxes		1,441
		383,312
Net (Loss)	$	(353,312)

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Changes in Member's Equity
For the year ended December 31, 2017

Member's equity, beginning of year	$	442,765
Net (Loss)		(353,312)
Member's equity, end of year	$	89,453

The accompanying notes are an integral part of these financial statements.

Cue Capital Limited Partnership
Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$	(353,312)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		10,696
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Fees Receivable		329,908
Prepaid Expenses		6,028
Due from Managing Member		(12,136)
Accounts Payable and Accrued Expenses		18,347
NET CASH USED IN OPERATING ACTIVITIES		(469)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(6,995)
NET CASH USED IN INVESTING ACTIVITIES		(6,995)
NET DECREASE IN CASH		(7,464)
Cash at January 1, 2017		101,057
Cash at December 31, 2017	$	93,593

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   Cue Capital Limited Partnership (the "Partnership") was formed on September 4, 2003. The partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Partnership's operations consist primarily of introducing leading institutional investors to fund managers that make private equity, real estate and other non-traditional investments. The partnership also provides advice to fund managers regarding ways to improve their methods of raising capital.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   The following is a summary of the significant accounting policies followed by the Company.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, the Partnership considers as short term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

   Equipment

   Equipment is stated at cost less accumulated depreciation. The Partnership provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	5 Years
Computer software	5 Years
Furniture	7 Years
Leasehold improvements	15 Years

   The Partnership periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash

7

Summary of Significant Accounting Policies (Continued)

Equipment (Continued)

flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Partnership did not recognize an impairment loss on its long lived assets for the year ended December 31, 2017.

Revenue Recognition

The Partnership recognizes advisory revenues in accordance with the provisions of the respective agreements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

Fees Receivable

The Partnership carries it fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. No allowance for doubtful accounts was required as at December 31, 2017. The Partnership recognizes revenues in accordance with the provisions of the respective agreements.

Income Taxes

No provision for federal and state income taxes has been recorded because the Partnership is a single member limited liability company. Accordingly, the individual member reports the Partnership's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

3. **Equipment**

Details of property and equipment at December 31, 2017 are as follows:

Furniture & Fixtures	$	53,060
Computer Software		5,347
Computer Equipment		122,536
		180,943
Less: accumulated depreciation		(163,272)
	$	17,671

Depreciation expense for the year ended December 31, 2017 was $10,696.

4. **Uncertain Tax Positions**

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

5. **Concentrations**

The Partnership maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Partnership has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Fees earned from one investment manager accounted for 100% of the Partnership's total fees in 2017.

6. **Commitments**

The Partnership leased office space on a month-to-month basis and has no commitments for the year ended December 31, 2017.

7. **Net Capital Requirement**

The Partnership as a member of the FINRA is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2017, the Partnership's net capital was $34,658, which was $29,658 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.

8.   <u>**Fair Value**</u>

Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

9.   <u>**Subsequent Events**</u>

These financial statements were approved by management and available for issuance on February 24, 2018. Subsequent events have been evaluated through this date.

Cue Capital Limited Partnership
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2017 — Schedule I

Total member's equity	$	89,453
Less nonallowable assets		
Other assets		54,795
Net capital		34,658
Aggregate indebtedness	$	58,935
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	3,929
Minimum net capital requirement (under SEC Rule 15c3-1)	$	5,000
Excess net capital (under SEC Rule 15c3-1)	$	29,658
Percentage of aggregate indebtedness to net capital		
$ 58,935 / $ 34,658		170%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

Cue Capital Limited Partnership
Computation of Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers and Dealers Under
SEC Rule 15c3-3
December 31, 2017   **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Cue Capital Limited Partnership

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cue Capital Limited Partnership identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cue Capital Limited Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Cue Capital Limited Partnership stated that Cue Capital Limited Partnership met the identified exemption provisions throughout the most recent fiscal year without exception. Cue Capital Limited Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cue Capital Limited Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Cue Capital Limited Partnership
Exemption Report
December 31, 2017

Cue Capital Limited Partnership, ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph k(2)(i)) (the "exemption provision").

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception.

I, George Skouras, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



George Skouras
Managing Partner

February 24, 2018